# Supplement Dated May 13, 2019
To the Prospectus and Statement of Additional Information,
each dated May 1, 1997, as amended

## Voya Multi-Vest

Issued by Voya Retirement Insurance and Annuity Company
Through its Variable Annuity Account G

*This supplement updates the Prospectus and Statement of Additional Information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the Prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.*

## IMPORTANT INFORMATION ABOUT THE INTERNET AVAILABILITY OF FUND SHAREHOLDER REPORTS

**Internet Availability of Fund Shareholder Reports.** Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

## IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS

### Investment Portfolios

**You bear the entire investment risk for amounts you allocate to any investment portfolio ("fund"), and you may lose your principal. The investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of the funds before investing. More information is available in the fund prospectuses. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.**

The following table reflects the funds that are open and available for transfers under your Contract along with each fund's investment adviser/subadviser and investment objective. Please refer to the fund prospectuses for more detailed information. Fund prospectuses may be obtained free of charge from Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the Securities and Exchange Commission ("SEC") website (http://www.sec.gov), or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **Oppenheimer Capital Appreciation Fund/VA[1]**<br><br>**Investment Adviser:** OFI Global Asset Management, Inc.<br>**Subadviser:** OppenheimerFunds, Inc. | The Fund seeks capital appreciation. |
| **Voya Balanced Income Portfolio (Class I)[2]**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Franklin Advisers, Inc. | Seeks to maximize income while maintaining prospects for capital appreciation. |
| **Voya Global Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through a combination of current income and capital appreciation. |
| **Voya Government Money Market Portfolio\* (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC<br><br>**\* There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.** | Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00. |
| **Voya High Yield Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide investors with a high level of current income and total return. |
| **Voya Intermediate Bond Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya MidCap Opportunities Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |

| Fund Name and Investment Adviser/Subadviser | Investment Objective |
|---|---|
| **VY® Oppenheimer Global Portfolio (Class I)**<br><br>  **Investment Adviser:** Voya Investments, LLC<br>  **Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |

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1. Massachusetts Mutual Life Insurance Company, an indirect corporate parent of OppenheimerFunds, Inc. and its subsidiaries, has entered into an agreement whereby Invesco Ltd. will acquire OppenheimerFunds, Inc. Subject to shareholder approval, this fund will, on or about May 24, 2019, change its name and share class to the Oppenheimer V.I. Capital Appreciation Fund (Series I), will be managed by Invesco Advisers, Inc. and have the same investment objective(s) as the corresponding Oppenheimer fund.

2. This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce the fund's overall volatility and downside risk, and thereby, help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected.